ASSET PURCHASE AGREEMENT


         THIS AGREEMENT is made as of February 17, 1998 between GREAT LAKES INVESTORS LLC, a Wisconsin limited liability company, or assigns ("Buyer"), and RAL YIELD EQUITIES II LIMITED PARTNERSHIP, a Wisconsin limited partnership ("Seller").


                                    RECITALS

         A. Seller owns the business described on the attached Exhibit A (the "Business," consisting of the "Projects" listed on Exhibit A).

         B. Buyer desires to purchase the Business and the assets of the Business defined in Section 1 (the "Assets"), and Seller desires to sell the Business and the Assets to Buyer, on the terms and conditions of this Agreement.


                                   AGREEMENTS

         In consideration of the foregoing recitals and the mutual agreements that follow, the receipt and sufficiency of which Buyer and Seller acknowledge, BUYER AND SELLER AGREE:

         1. Purchase and Sale. Buyer shall purchase from Seller and Seller shall sell to Buyer the Assets of the Business, comprised of the Property, the Name, and the Business Interests, defined as follows:

                  (a)      "Property" means:

                    (1) The real property described on the attached Exhibit 1(a)(1) and all easements, servitudes and other rights appurtenant to it, including all rights, title and interest of Seller in and to the adjacent streets, alleys and rights-of-way and all interests in contiguous property owned by Seller, its general partners or its affiliates (collectively, the "Land").

                    (2) All buildings, improvements, and building fixtures located on the Land (collectively, the "Improvements"; together with the Land, the "Real Property").

                    (3) All equipment and personal property owned by Seller and located on the Real Property (collectively, the "Personal Property").

                    (4) All warranties for construction protecting against material defects in and to the Improvements that were received by Seller from its contractors and material suppliers, to the extent assignable ("Warranties").

                    (5) All contracts for maintenance, materials and service to items (1) through (3) (collectively, the "Contracts").

                  (b) "Name" means all of Seller's right, title and interest in and to the name of the Business set forth on Exhibit A, and all rights to telephone numbers, telephone directory listings, existing advertising and media and promotional materials, to the extent assignable.

                  (c) "Business Interests" means all of Seller's right, title and interest in and to the contacts, reputation or good will of the Business, all leases affecting the Property ("Leases"), any rights related to vacant land adjacent to the Real Property, any dealership agreements for the sale or distribution of manufactured housing related to the Business, any franchise rights related to the Business, and such other rights, interests or intangibles involved in the operation of the Business, including (without limitation) the items described on the attached Exhibit 1(c).

         2.       Earnest Money; Consideration.

                  (a) Contemporaneously with execution of this Agreement, Buyer shall deliver $10,000.00 (the "Deposit") to Chicago Title Insurance Company (the "Title Insurance Company") to be held as earnest money and either applied to the cash payment set forth below at closing or disbursed to Buyer or Seller, as the case may be, pursuant to the terms of this Agreement. The earnest money shall be held in an interest-bearing account, with interest considered additional earnest money. The parties agree that the earnest money is sufficient consideration for Buyer's exclusive right to inspect and purchase the Assets pursuant to this Agreement, and for Seller's execution and delivery of, and performance of its obligations under, this Agreement. This consideration is in addition to and independent of any other consideration or payment provided in the Agreement.

                  (b) Within 10 days after this Agreement becomes binding, Buyer shall execute and deliver to Seller, as additional earnest money, Buyer's $100,000 promissory note payable in full at Closing or upon Buyer's breach of this Agreement (the "Buyer Note"). Within 3 business days after waiver or satisfaction of the last of Seller's conditions precedent under Section 4A, Buyer shall deliver to Seller a $100,000 letter of credit issued by a financial institution reasonably acceptable to Seller securing Buyer's obligations under the Buyer Note (the "Letter of Credit"). Buyer's payment of the Buyer Note shall be credited against the Purchase Price at Closing. If the transactions contemplated under this Agreement fail to close due to Seller's default (other than default limited to a valid legal defect in title that Buyer is unwilling to waive) or failure to satisfy or waive any of Seller's conditions precedent set forth in Section 4A, the Buyer Note shall be void, and Seller shall immediately return the original Buyer Note and the original Letter of Credit to Buyer, both marked "Canceled."

         3. Purchase Price. The purchase price for the Assets ("Purchase Price") is set forth on the attached Exhibit 3. The allocation of the Purchase Price among the Projects (the "Project Allocations") is set forth on Exhibit A. Subject to the prorations and credits set forth in Section 9 and elsewhere in this Agreement, Buyer shall pay the Purchase Price to Seller at Closing by certified or cashier's check or wire transfer.

         4. Buyer's Conditions Precedent. The matters set forth below are conditions precedent to Buyer's obligation to conclude this transaction. If Buyer does not deliver written notice to Seller by the date established on the attached Exhibit 4 for each condition that the condition has not been satisfied and that Buyer therefore elects to exercise such rights as Buyer may have under this Section, Buyer shall be deemed to have waived the condition. If Buyer timely elects to terminate Buyer's obligation to purchase a Project because of a failure to satisfy any condition with respect to such Project, then the Purchase Price shall be reduced by the Project Allocation for the affected Project, and as to the affected Project, this Agreement shall terminate, and Buyer shall promptly deliver to Seller (at no cost to Seller) copies of the reports it obtains in connection with the Project.

                  (a) Buyer shall order a survey of each Project from a surveyor or engineer reasonably acceptable to Seller. The parties shall share the survey costs equally, subject to adjustment as provided below. Each survey must comply with the minimum detail requirements to permit the Title Insurance Company to issue owner's and lender's policies of title insurance free from exceptions for matters that a current survey would disclose, showing the foundations of all buildings constituting Improvements, the courses and dimensions of and the area of the Land, all recorded or apparent easements or rights-of-way appurtenant to or part of the Real Property or to which the Real Property is subject, the location of all adjoining streets, any applicable flood hazard zone or notation of the lack of any such zone, and the distances of any buildings to the boundaries of the Real Property, and showing that the Real Property is free from questions of encroachment. Buyer shall deliver each survey to the Title Insurance Company. Buyer shall deliver written notice to Seller of any title defects disclosed by the surveys that are not Permitted Encumbrances (defined below) and to which Buyer objects. Seller shall use reasonable efforts to eliminate such objections that are not Permitted Encumbrances. If Seller fails to timely eliminate any objection that is not a Permitted Encumbrance, Buyer may either accept such objections, which will then become Permitted Encumbrances, or terminate this Agreement as to any or all affected Projects. The foregoing rights notwithstanding, Buyer shall not be permitted to terminate this Agreement as to the West Allis Property (defined in Exhibit 3) because of a title defect related to Seller's dispute with Home Depot U.S.A., Inc. If Buyer does not timely notify Seller of any defects as required above, then this condition shall be deemed satisfied.

                  (b) Seller, at Seller's expense, shall order a written commitment from the Title Insurance Company to issue an ALTA owner's policy of title insurance with general exceptions deleted, in the amount of the Purchase Price allocated to the Real Property as shown in the Purchase Price allocation on Exhibit 3, insuring that on recording the warranty deed from Seller to Buyer the Real Property shall be free and clear of all liens, encumbrances and defects except the matters listed on the attached Exhibit 4(b) ("Permitted Encumbrances"). Buyer must either approve the form and content of this commitment or give Seller written notice of its objections to the matters disclosed in it. Seller shall use reasonable efforts to eliminate such objections that are not Permitted Encumbrances. If Seller fails to timely eliminate any objection that is not a Permitted Encumbrance, Buyer may either accept such objections, which will then become Permitted Encumbrances, or terminate this Agreement as to any or all affected Projects. The foregoing rights notwithstanding, Buyer shall not be permitted to terminate this Agreement as to the West Allis Property (defined in Exhibit 3) because of a title defect related to Seller's dispute with Home Depot U.S.A., Inc.

                  (c) Buyer shall order a written environmental assessment of the Property from a qualified environmental engineer and an engineering report of the utility systems serving the Property from a qualified engineer. The parties shall share the assessment costs equally, subject to adjustment as provided below. Seller shall assist in the preparation of the environmental assessment and engineering report, if reasonably required by Buyer, by providing all information Seller may have and that is reasonably requested, permitting soil samples to be taken from the Real Property, and complying in a timely manner with any other reasonable requests of the persons preparing the environmental assessment and engineering report. Buyer shall deliver written notice to Seller of any defects disclosed by the environmental assessment and engineering report (including the matters set forth in Section 7, the existence of underground storage tanks, or objections of Buyer's lender, if any, to the content or conclusion of the assessment and report) ("Defects"). Seller shall, within 10 days after notice, obtain from one or more firms reasonably acceptable to Buyer a quotation of the cost of remediating the Defects. If the quotation is less than or equal to the lesser of $100,000 or 10% of the Project Allocation for the affected Project, Seller shall, at its expense before closing, remediate the Defects. If the quotation is more than such amount and Seller is unwilling to pay the additional amount, Buyer shall have the following options:

                    (1) In the case of all Projects other than the Rocky Rococo Restaurant in Wauwatosa, Wisconsin (the "Wauwatosa Rocky's"), Buyer may either
(i) terminate this Agreement as to the affected Project and have the Purchase Price reduced by the Project Allocation; or (ii) close on the affected Project and offset Seller's share of the quotation for remediating the Defects against the Purchase Price. If Buyer chooses option (ii) above, Seller shall have no further obligations with respect to remediating the affected Project's Defects.

                    (2) In the case of the Wauwatosa Rocky's, Buyer may defer taking title to the affected Project until the Defects have been remediated. If Buyer selects this option, Buyer shall at Closing pay the Project Allocation to Seller to purchase the restaurant operations at the Project (including the franchise rights described in Exhibit 1(c)), and Buyer and Seller shall at Closing enter into a groundlease of the affected Project at a net rent of $1 per year. Buyer shall be entitled to all income from the Project during the groundlease term, and shall be responsible for the payment of all real estate taxes, insurance, cost of maintenance and repairs, and all other carrying costs and operating expenses associated with the affected Project. Buyer shall have the Project's Defects remediated, and Seller shall pay the lesser of $100,000 or 10% of the Project Allocation toward the remediation costs, with Buyer paying the balance. The groundlease shall expire when the Defects have been remediated, at which time Buyer shall take title to the affected Project. If Buyer acquires a Project affected by Defects and all or a portion of the cost of remediating the Defects is reimbursable from the State of Wisconsin PECFA Fund, the reimbursement shall first be paid to reimburse Buyer such costs that were paid by Buyer (to the extent they are reimbursable), and the balance shall be paid to Seller.

                  (d) Buyer shall receive, at Seller's expense before closing, the written consent of each party to the contracts listed on Exhibit 1(c) whose consent is required for the transfer of Seller's contract rights to Buyer.

                  (e) At closing, the information contained in the Exhibits to this Agreement must be materially accurate and complete with respect to all material matters, and not contain any untrue statements of material fact or omit material facts which would render any Exhibit misleading.

         4A. Seller's Conditions Precedent. The matters set forth below are conditions precedent to Seller's obligation to conclude this transaction. If Seller delivers written notice to Buyer by Seller's Contingency Deadline (defined below) that any such condition has not been satisfied or waived, Seller may terminate this Agreement by written notice to Buyer. If Seller timely elects to terminate this Agreement because of Seller's failure to satisfy or waive any condition, this Agreement shall terminate, the Deposit, the Buyer Note (marked "Canceled"), and the Letter of Credit (also marked "Canceled") shall be promptly returned to Buyer, and neither party shall have any further obligation to the other except as set forth in Sections 8(b) and 11. If Seller fails to timely deliver such notice, these conditions shall be deemed waived. "Seller's Contingency Deadline" shall be June 13, 1998, provided that as long as Seller is diligently pursuing satisfaction of Seller's conditions precedent, this date may be extended, at Seller's option, to August 13, 1998.

                  (a) Seller must obtain either (1) approval of the transaction by the federal Securities and Exchange Commission and all state securities commissioners with jurisdiction, or (2) an opinion of counsel reasonably satisfactory to Seller that such approval is not required. Buyer shall cooperate in Seller's efforts to obtain such approvals, including providing financial information concerning Buyer if required.

                  (b) The Limited Partners of Seller must approve the transactions contemplated in this Agreement by the consent or approval of the holders of a majority of the outstanding limited partnership interests in Seller.

                  (c) Seller must receive a so-called "fairness opinion," prepared at Seller's expense by an independent valuation company (e.g., Valuation Research Corporation or American Appraisal Associates, Inc.) of Seller's choosing, which (1) states that the Purchase Price is fair and adequate consideration for the Assets in language, and subject to assumptions and qualifications, customary in the industry and (2) is reasonably satisfactory to Seller's securities counsel, Foley & Lardner, and at least a majority of Seller's general partners.

         4B. Mutual Condition Precedent. The parties' obligations under this Agreement are contingent on this transaction closing simultaneously with the transactions contemplated under the agreements of the same date between Buyer and the affiliates of Seller described on the attached Exhibit 4B, provided that in the case of the agreement with RAL Income + Equity Growth V Limited Partnership ("RAL V"), this condition shall be deemed satisfied if all of the transactions with RAL V are closed by January 31, 1999 in accordance with the terms of the Asset Purchase Agreement between Buyer and RAL V of the same date as this Agreement.

         5.       Matters Pending Closing.  Until closing:

                  (a) Buyer's authorized representatives, including its appraisers, architects and engineers, shall have access to the Property and to all Seller's records and information regarding the Property (whether on the Property or at Seller's offices) during normal business hours and after at least 24 hours prior written or oral notice. Any entry on the Property by Buyer's authorized representatives shall not interfere with the rights of tenants in possession, and shall be subject to the provisions of Section 11(b).

                  (b) Without Buyer's prior written consent, except as provided in this paragraph or in Exhibit 3, Seller shall not: (1) make any new lease affecting the Business or the Property or permit the termination or modification of any Lease except in the ordinary course of Seller's Business; (2) transfer all or any portion of the Property; (3) create any liens, encumbrances, easements or rights-of-way affecting the Property; or (4) settle any lawsuits related to the Business or the Assets. The foregoing provision notwithstanding, Seller may sell, or enter into one or more contracts to sell, the specific Projects identified in the attached Exhibit 5(b). If Seller sells, or enters into a contract to sell, any such Project, the Purchase Price shall be reduced by the Project Allocation.

                  (c) Seller shall maintain the Property in accordance with standards previously followed by Seller and shall take no action affecting the Property that is not in the ordinary course of Seller's Business without Buyer's prior written consent. Seller shall maintain at customary levels all inventories, building supplies and personal property used in the normal maintenance, servicing, supplying and upkeep of the Property.

                  (d) Seller shall not remove any Improvements or Personal Property from the Property unless removal is for the purpose of repair or maintenance, in which case the property removed shall be promptly replaced.

                  (e) Seller shall maintain fire and extended coverage insurance in the amount of the replacement cost of the Improvements and Personal Property, together with rent loss insurance in an amount not less than the annual gross rents payable by tenants under the Leases.

                  (f) Seller shall not enter into any new or modify any existing service or employment contracts that shall not expire on or before closing without Buyer's prior written consent, which shall not be unreasonably withheld.

         6.       Closing Date.

                  (a) The transaction contemplated under this Agreement shall be closed at the offices of Mallery & Zimmerman, S.C., 111 East Wisconsin Avenue, Suite 1790, Milwaukee, Wisconsin 53202, or Buyer's lender's attorneys, if any, within 45 days after satisfaction or waiver of the conditions set forth in
Section 4A (the "Closing Date"), or at such other time and place as the parties may agree. Possession of the Property shall be delivered to Buyer on the Closing Date, subject to the rights of tenants under the Leases.

                  (b) At closing Seller shall deliver to Buyer the following documents:

                    (1) A General Warranty Deed conveying to Buyer the Real Property, subject only to Permitted Encumbrances;

                    (2) A Bill of Sale conveying to Buyer the Personal Property free and clear of liens or encumbrances;

                    (3) Each Lease then in effect and an Assignment conveying to Buyer the interest of Seller in and to each Lease, as amended;

                    (4) An Assignment conveying to Buyer the interest of Seller in and to the Warranties and the Contracts and written verification that any present property management agreement with an affiliate of Seller other than Midwest Property Management I, Inc. or Midwest Property Management II, Inc. has been terminated;

                    (5) The owner's  policy of title  insurance  required  under
Section 4(b);

                    (6) An Assignment conveying to Buyer the interest of Seller in the Name and good will;

                    (7) The original Buyer Note, marked "Paid," and the original Letter of Credit, marked "Canceled"; and

                    (8) Such other documents as Buyer may reasonably request.

                  (c) At closing Buyer shall deliver to Seller payment of the balance of the Purchase Price.

         7. Seller's Warranties and Representations. This Agreement is entered into by Buyer based on the representations and warranties of Seller contained in it. These representations and warranties shall be true and correct as of the date of this Agreement and as of the Closing Date and shall survive closing, subject to the provisions of Section 13(d). Seller acknowledges that the warranties and representations made by Seller are a material inducement to Buyer's entering into this Agreement. No inspection, testing or mapping by Buyer of the Property shall constitute a waiver by Buyer of its rights to rely on Seller's representations and warranties, provided, however, that the represen-tations and warranties shall be deemed modified by any factual matters disclosed by any inspection, testing or mapping that make Buyer or its agents actually aware of inaccuracies in the representations and warranties. Seller's repre-sentations and warranties shall also be deemed modified by any factual matters of which Buyer, Buyer's affiliate First Financial Realty Management, Inc. ("FFRM"), or their respective employees or agents have received or do receive actual or constructive notice in the course of performing partnership adminis-tration services for Seller or managing the Property and the Business, or otherwise. Seller represents and warrants to Buyer that Seller owns the Assets free and clear of all liens and encumbrances other than Permitted Encumbrances. Seller makes no representations or warranties concerning the physical condition of the Assets, and is selling the Assets in their physical condition as-is, where-is, and with all faults.

         8.       Closing Costs.

                  (a) If the transaction closes, Seller shall be responsible for the title insurance premiums for the owner's policy (with no special endorsements), survey charges, real estate transfer fees, and costs for the engineering reports; and Buyer shall be responsible for the costs of the environmental studies. To the extent either party has paid costs for which the other is responsible, the responsible party shall reimburse the other party at closing.

                  (b) If the transaction does not close due to Buyer default, Buyer shall reimburse Seller for all costs previously paid by Seller for the items set forth in paragraph (a). If the transaction does not close due to Seller default, Seller shall reimburse Buyer for all costs previously paid by Buyer for such items. If this transaction does not close for any other reason, the parties shall share the costs of such items equally.

                  (c) In either case, each party shall pay its own attorneys' fees and expenses.

         9.       Prorations and Credits.

                  (a) The following items shall be prorated and apportioned as of the Closing Date: net general real estate taxes, utility charges, current and prepaid rent, and any amounts payable under the Contracts. For the purposes of prorating real estate and personal property taxes on the Closing Date, the taxes for the year of closing shall be prorated based upon the prior year's net tax amounts. Municipal parking fees shall be reflected, if necessary, to avoid Buyer incurring any liability for parking fees collected or assessed prior to the Closing Date. Special assessments, if any, for work on site actually commenced, announced, or levied before the Closing Date, and all charges, tap fees, paybacks, and other obligations for improvements affecting the Property and imposed prior to the Closing Date, and the costs of restoring the Property as nearly as possible to the condition that existed before such work or improvements, shall be paid by Seller; provided, however, that the restoration costs, if any, shall be included in the costs of remedying Defects under Section 4(c) and accordingly shall be subject to the limitations on Seller's liability in Section 4(c). Income and expenses attributable to the Closing Date shall accrue to Seller.

                  (b) Buyer shall receive credit for free rent and other rent concessions made or granted by Seller with respect to any portion of the Property. On the Closing Date, Seller shall pay to Buyer the amount of any rent security deposits then held by Seller together with accrued interest, if any.

         10.      Fire or Other Casualty.

                  (a) If the Property or any part of it is damaged by fire or other casualty prior to the Closing Date (as determined by Buyer in good faith), and this casualty results in uninsured or unreimbursed loss or abatement of rent or termination of Leases accounting for more than 5% of the rental income of the Property, Buyer may terminate this Agreement by written notice to Seller within 20 days after the damage and this Agreement shall be of no further effect and neither party will thereafter have any further obligation to the other except that all earnest money paid, plus accrued interest, shall be returned promptly to Buyer. Seller shall grant to Buyer full and free access to the Property for the purpose of inspecting such damage and assessing the extent of it, but this entry upon the Property by Buyer shall not interfere with Seller's reconstruction or the rights of tenants in possession under the Leases, and shall be subject to the provisions of Section 11(b).

                  (b) If this Agreement is not terminated pursuant to subsection
(a) above, closing shall occur without abatement of the Purchase Price and Seller shall assign and transfer to Buyer at closing by written instrument all of Seller's right, title and interest to all insurance proceeds paid or payable to Seller on account of such fire or casualty, less the amount expended by Seller for the cost of restoration prior to the Closing Date, and Seller shall reimburse Buyer for the amount of any "deductible" under the insurance policy, to the extent paid by Buyer.

         11.      Indemnification.

          (a) Seller shall indemnify and hold Buyer harmless and shall assume the defense of any liability or claim asserted on or after the Closing Date against and in respect of any liabilities, obligations, costs and expenses directly related to or connected with the Property, whether accrued, absolute or contingent, or otherwise existing on the Closing Date or arising out of any transaction entered into or any set of facts existing prior to the Closing Date, except as expressly assumed in this Agreement by Buyer, or for any loss, cost, expense or liability arising from any breach or default by Seller under this Agreement, including breaches of Seller's warranties. Notwithstanding the foregoing, Buyer's rights against Seller under Section 11(a) (except rights resulting from fraud or intentional misrepresentation) shall expire unless Buyer gives Seller written notice of a claim under this provision within one year after closing. Further, Seller shall have no obligations under Section 11(a) unless and until Buyer's damages exceed $50,000, and then only for the amount by which the damages exceed that amount. Buyer agrees to look solely to the assets of Seller (including any assets or proceeds distributed to its partners after closing) to satisfy any claims under Section 11(a). In no event shall the general partners of Seller be personally liable under Section 11(a), except to the extent they have actually received assets or proceeds from Seller after Closing.

                  (b) Buyer shall indemnify and hold Seller harmless and shall assume the defense of any liability or claim asserted on or after the Closing Date against and in respect of any liabilities, obligations, costs and expenses related to or connected with the Property, whether accrued, absolute or contingent but only to the extent that such liability or claim arises out of any transaction entered into or any set of facts coming into existence after the Closing Date, or for any loss, cost, expense or liability arising from any breach or default by Buyer under this Agreement, except as provided in Section 12(a). Buyer shall hold Seller harmless from and indemnify Seller against any loss, liability, damages or expenses (including reasonable attorney fees and disbursements) arising out of or resulting from any entry, inspection, mapping or other investigations on the Property by Buyer, its agents, contractors or consultants. In addition, Buyer acknowledges and is aware that Article VI(C) of the Property Management Agreement dated as of June 1, 1993, between Seller and Midwest Property Management I, Inc. (the "Management Agreement"), provides that after the Projects have been transferred to Buyer pursuant to this Agreement, the Management Agreement shall continue in full force and effect in respect of the Projects and shall be jointly and severally binding upon Seller and Seller's successors in title or assigns, unless terminated as provided in the Management Agreement. Therefore, in addition to the foregoing indemnification obligations, Buyer agrees to indemnify and hold Seller harmless from and against any loss, costs, damages or expenses (including, without limitation, reasonable attorney's fees and disbursements) suffered or incurred by Seller with respect to the Management Agreement after the Closing Date.

                  (c) If as a result of any liability or claim either Buyer or Seller is required to indemnify and hold the other harmless, the party to whom the claim is made shall promptly notify the other in writing of such liability or claim and both Buyer and Seller will cooperate with each other in the defense of the liability or claim; the party responsible for the defense shall select such defense counsel as it may deem necessary subject to the reasonable approval of the other party.

         12.      Termination, Default and Remedies.

                  (a) If, after waiver or satisfaction of all contingencies listed in Section 4, Buyer defaults under this Agreement, Buyer shall pay to Seller, as liquidated damages, in lieu of all legal or equitable remedies which may be available to Seller, (1) any earnest money paid or to be paid by Buyer under this Agreement (including, without limitation, the Deposit, the Buyer Note, and the Letter of Credit) plus accrued interest, plus (2) an additional amount equal to Seller's actual out of pocket costs (including reasonable attorneys' fees) incurred in connection with Seller's performance under this Agreement.

                  (b) If Seller defaults under this Agreement, all earnest money (including, without limitation, the Deposit, the Buyer Note, marked "Canceled," and the Letter of Credit, also marked "Canceled") and accrued interest shall be returned to Buyer and, in addition, Buyer may pursue any legal or equitable remedy that may be available to Buyer. In the alternative, Buyer may choose the remedy set forth in Section 12(c) below, if applicable. However, if Seller is in default under this Agreement solely by reason of a valid legal defect in title that Buyer is unwilling to waive, the earnest money paid and accrued interest shall be returned to Buyer as Buyer's sole remedy and this Agreement shall be void.

                  (c) If this transaction does not close due to Seller's default (other than default limited to a valid legal defect in title that Buyer is unwilling to waive) or inability to satisfy the condition set forth in Section 4A(b), then if, within 12 months after Seller's default or termination of this Agreement, Seller sells or enters into a contract to sell the Assets to another buyer (the "Post-Termination Sale or Contract"), Seller shall pay Buyer a termination fee equal to the lesser of the following: (1) 25% of the amount by which the sale price under the Post- Termination Sale or Contract exceeds the Purchase Price defined in this Agreement; or (2) 6% of the Purchase Price defined in this Agreement. If Buyer chooses this remedy, such payment shall be paid by Seller to Buyer as liquidated damages, in lieu of all legal or equitable remedies that may be available to Buyer.

         13.      Miscellaneous Provisions.

                  (a) Interpretation. This Agreement is governed by and shall be construed in accordance with the laws of the State of Wisconsin. Time is of the essence of this Agreement. This Agreement supersedes all prior agreements and communications, written or verbal, between Buyer and Seller relating to the purchase and sale of the Assets.

                  (b) Assignment. Buyer may assign this Agreement, provided the assignee assumes the obligations of Buyer, but Buyer shall remain liable for Buyer's obligations. The representations, warranties, covenants and agreements contained in this Agreement and all other rights of Buyer arising under this Agreement shall inure to the benefit of any such assignee.

                  (c) Effect of Acceptance. Upon execution of this Agreement by Buyer, FFRM, and at least three out of four of the individuals signing on behalf of Seller, this Agreement shall be binding upon and inure to the benefit of Buyer and Seller and their respective heirs, legal representatives, successors and assigns. There are no conditions, representations, warranties, covenants, or agreements relating to this transaction not contained in this Agreement or in the Exhibits to it. Any subsequent conditions, representations, warranties, covenants or agreements shall not be valid and binding upon the parties unless in writing and signed by both parties.

                  (d) Survival. All representations, warranties, covenants and agreements in this Agreement shall survive the Closing Date and shall not merge in the General Warranty Deed or any other document executed and delivered in performance of this Agreement. However, Buyer's rights against Seller for any breach of a representation or warranty (except a breach resulting from fraud or intentional misrepresentation) shall expire unless Buyer gives Seller written notice of an alleged breach within one year after Closing. Buyer agrees to look solely to the assets of Seller (including any assets or proceeds distributed to its partners after Closing) to satisfy any claims under such provision. Notwithstanding anything to the contrary provided in this Agreement, in no event shall the general partners of Seller be personally liable under any provision(s) of this Agreement or with respect to any of Seller's obligations hereunder, except to the extent they have actually received assets or proceeds from Seller after Closing.

                  (e) Notices. Any notice required to be given herein will be in writing and either delivered personally or sent postage prepaid by certified United States Mail, return receipt requested, addressed, if to Buyer, at 20875 Crossroads Circle, Waukesha, Wisconsin 53186 and if to Seller c/o Martin W. Meyer, Esq., Domnitz, Mawicke, Goisman & Rosenberg, S.C., 1509 North Prospect Avenue, Milwaukee, Wisconsin 53202. Either party may, by written notice, designate a different address for notices. Notice shall be deemed given when personally delivered to the office of either party during normal business hours or when deposited in the mail.

                  (f) Disclosure. Certain of Buyer's affiliates are licensed real estate brokers who intend to realize a profit from this transaction.

                  (g) Post-Closing Management. Buyer shall cause FFRM to continue to provide partnership administration services (preparation of Seller's tax returns and reports and attendant income tax schedules for partners of Seller and the like) to Seller at no cost to Seller until Seller has been dissolved and finally liquidated. If FFRM fails to perform such partnership administration services for any reason, Buyer shall be obligated to perform, or cause to be performed, such partnership administration services.


               (The rest of this page is intentionally left blank)

GREAT LAKES INVESTORS LLC                       RAL - YIELD EQUITIES II LIMITED
                                                         PARTNERSHIP


By:      /s/ Douglas C. Heston                   By:      /s/ Thomas R. Brophy
         Douglas C. Heston,                               Thomas R. Brophy,
         Manager                                          General Partner


                                                 By:      /s/ John A. Hanson
                                                          John A. Hanson,
                                                          General Partner


                                                 By:      /s/ Robert A. Long
                                                          Robert A. Long,
                                                          General Partner


                                                 By:      /s/ Bart Starr
                                                          Bart Starr,
                                                          General Partner

                               CONSENT OF MANAGER

          First Financial  Realty  Management,  Inc. agrees to the provisions of
Section 13(g) of this Agreement.


                                         FIRST FINANCIAL REALTY MANAGEMENT,
                                         INC.


                                         By:   /s/ Douglas C. Heston
                                               Douglas C. Heston, President

EXHIBITS:
A                 -        Description of Business
1(a)(1)           -        Legal Description of Land
1(c)              -        Specific Business Interests
3                 -        Purchase Price and Allocation
4                 -        Contingency Deadlines
4(b)              -        Permitted Encumbrances
4B                -        Agreements with Seller's Affiliates
5(b)              -        Assets Seller May Sell

                                    EXHIBIT A

                             Description of Business

            Project                                                 Allocation

Spacious Acres Mobile Home Park                                         TBD
Sullivan, Wisconsin

Wendy's Restaurant                                                      TBD
Wauwatosa, Wisconsin

Former Hardee's Restaurant                                           $ 200,000
West Allis, Wisconsin

Wendy's Restaurant                                                      TBD
Eden Prairie, Minnesota

Pizza Hut Restaurant                                                    TBD
Waterloo, Iowa

Rocky Rococo Restaurant                                                 TBD
Racine, Wisconsin

Rocky Rococo Pan Style Pizza Restaurant                                 TBD
Wauwatosa, Wisconsin

                                 EXHIBIT 1(a)(1)

                                Legal Description


To be provided in title insurance commitment

                                  EXHIBIT 1(c)

Specific Business Interests


Rights under the franchise agreement with Rocky Rococo Corporation with respect to the Rocky Rococo Pan Style Pizza restaurant in Wauwatosa, Wisconsin, which agreement must by Closing be extended through the year 2008 on terms substantially identical to its present terms. If necessary to obtain the franchisor's approval of the assignment of such franchise agreement or to extend the term of such franchise agreement, Douglas C. Heston, by his execution of this Agreement on behalf of Buyer, agrees to personally guarantee all of Buyer's obligations under such franchise agreement. If the parties are unable to obtain an assignment or an extension of the franchise agreement, Buyer shall have the option to either (1) waive the requirement that the agreement be assigned or extended, or (2) terminate this Agreement as to the affected Project and have the Purchase Price reduced by the Project Allocation.

                                    EXHIBIT 3

                                 Purchase Price


The Purchase Price is $6,134,000.

If a lease of the former Hardee's Restaurant in West Allis, Wisconsin (the "West Allis Property") is executed within 7 years after Closing, Buyer shall pay Seller (1) an amount determined by capitalizing average annual net rent payable during the shorter of the entire lease term or the first 5 years of the lease term at 11% per year; less (2) $200,000. Such payment shall be due upon leasing the West Allis Property.

Further, regardless of whether Buyer has made the foregoing payment to Seller, if Buyer sells the West Allis Property within 7 years after Closing, Buyer shall pay Seller (1) Buyer's sale price for the West Allis Property; less (2) Buyer's selling expenses, including real estate transfer fees, recording fees, brokers' commissions and legal fees; less (3) any amount previously paid by Buyer to Seller, pursuant to the preceding paragraph; less (4) $200,000. If the formula described in the preceding sentence results in an amount equal to or less than zero, neither Buyer nor Seller shall be required to make a payment to the other party. Such payment shall be due at closing of the sale of the West Allis Property.

If Seller is able to lease or sell the West Allis Property prior to Closing, the following shall occur: (a) If Seller leases the West Allis Property, the Purchase Price shall be increased by an amount equal to (1) an amount determined by capitalizing average annual net rent payable during the shorter of the entire lease term or the first 5 years of the lease term at 11% per year; less (2) $200,000; and (b) if Seller sells the West Allis Property, the Purchase Price shall be reduced by $200,000, and Seller shall be entitled to receive and retain all of such net sale proceeds. Nothing in this provision shall relieve Seller of the obligation under Section 5(b) of this Agreement to obtain Buyer's consent to any such lease.

Upon notice to Buyer that Seller has sold the West Allis Property, Buyer shall release the West Allis Property from any right, title or interest Buyer has or may have in the West Allis Property pursuant to this Agreement, and Buyer shall execute any documents reasonably required to evidence such release.

                                    EXHIBIT 4

                              Contingency Deadlines


Section                Contingency                                 Deadline*


4(a)            Notice of survey defects                             60 days

                Remedy of survey defects                             90 days

4(b)            Notice of title objections                           60 days

                Remedy of title objections                           90 days

4(c)            Notice of environmental defects                      75 days

                Remedy of environmental defects                      105 days

* Expressed as the number of days after the date of this Agreement. Deadlines falling on a non-business day shall be extended to the next business day.

                                  EXHIBIT 4(b)

                             Permitted Encumbrances


Each encumbrance specifically listed in the Title Insurance Commitment shall be a "Permitted Encumbrance" under this Agreement, provided it does not (a) materially interfere with the access to and from or the use or occupancy of the Real Property; or (b) result in the violation of any building or zoning code; or
(c) create or result in a material encroachment that materially interferes with the access to and from or the use or occupancy of the Real Property or any properties adjacent to the Real Property or materially reduces the value of the Real Property or any properties adjacent to the Real Property; (d) constitute a monetary lien that will not be discharged at or prior to the Closing Date; or
(e) materially interfere with Buyer's ability to continue to lease at their fair market values those mobile home sites at the Property (assuming the Property is a mobile home park) that have been under lease during any part of the year preceding the Closing Date.

                                   EXHIBIT 4B

                       Agreements With Seller's Affiliates


Asset Purchase Agreement with RAL Yield + Equities III Limited Partnership

Asset Purchase Agreement with RAL Yield + Equities IV Limited Partnership

Asset Purchase Agreement with RAL Income  + Equity Growth V Limited Partnership

Asset Purchase Agreement with RAL Germantown/Monroe Income Limited Partnership (The simultaneous closing of this transaction with Buyer, as required under Section 4B, shall only be required if the transaction with Buyer is approved by the holders of a majority of the outstanding limited partnership interests in RAL Germantown/Monroe Income Limited Partnership)

Purchase Agreement with Thomas R. Brophy, John A. Hanson, and Robert A. Long (and possibly Bart Starr)

                                  EXHIBIT 5(b)

Assets Seller May Sell


Former Hardee's Restaurant
West Allis, Wisconsin
(subject to the terms of Exhibit 3)

                   FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT


                  This First Amendment to Asset Purchase Agreement ("First Amendment") is made as of June 26, 1998 by and between GREAT LAKES INVESTORS LLC, a Wisconsin limited liability company ("Buyer"), and RAL-YIELD EQUITIES II LIMITED PARTNERSHIP, a Wisconsin limited partnership ("Seller").

                                    RECITALS

                  A. Buyer and Seller entered into that certain Asset Purchase Agreement dated February 17, 1998 (the "Original Agreement"), pursuant to which Seller agreed to sell and Buyer agreed to purchase the Assets, as defined in
Section 1 of the Original Agreement.

                  B. Purchaser and Seller desire to amend certain provisions of the Original Agreement as set forth in this First Amendment.

                  NOW, THEREFORE, in consideration of the mutual agreements contained in the Original Agreement and in this First Amendment, it is agreed as follows:

                  1. Contingency Deadlines. The deadlines contained in Sections 4 and 4A of the Original Agreement regarding notices, remedies and the satisfaction or waiver of the contingencies contained therein shall be changed as follows:

          a. Exhibit 4 of the Original Agreement shall be deleted in its entirety and replaced with the form of Exhibit 4 attached to this First Amendment. If Buyer is diligently attempting to satisfy the contingencies set forth in Sections 4(a), 4(b) and 4(c) of the Original Agreement, Buyer shall have the right to further extend to September 15, 1998 any or all of the deadlines set forth on the amended Exhibit 4 that relate to notice of defects or objections, in which case the related deadline for the remedy of such defects or objections shall be extended to October 15, 1998. If Buyer desires to exercise its right to extend any or all of such deadlines, it must so notify Seller on or before July 15, 1998.

          b. "Seller's Contingency Deadline", as defined in Section 4A of the Original Agreement, shall be changed from June 13, 1998 (which was previously extended by Seller to August 13, 1998) to July 15, 1998. If Seller is diligently attempting to satisfy the contingencies set forth in Section 4A of the Original Agreement, Seller shall have the right to further extend the date of Seller's Contingency Deadline to September 15, 1998. If Seller desires to exercise its right to extend Seller's Contingency Deadline, it must so notify Buyer on or before July 15, 1998.

                  2. Closing Date. The "Closing Date" as defined in Section 6(a) of the Original Agreement shall be changed to July 31, 1998, provided that if Buyer exercises its right to extend one or more contingency deadlines pursuant to Section 1(a) of this First Amendment and/or if Seller exercises its right to extend Seller's Contingency Deadline pursuant to Section 1(b) of this First Amendment, then the "Closing Date" shall be extended to the date that is fifteen (15) days after all of the conditions set forth in Sections 4 and 4A have been satisfied or waived.

                  3. Purchase of Note Receivable. Seller has previously sold certain real property located on Hwy. "T" in the City of Waukesha, Wisconsin. In connection with such sale, Seller received a land contract or a note and mortgage (the "Note Receivable") from the buyer of such property. In addition to the Assets described in the Original Agreement, Buyer shall also purchase from Seller all of Seller's right, title and interest in and to the Note Receivable. The amount to be paid by Buyer to Seller for the Note Receivable shall be equal to the unpaid principal balance of the Note Receivable as of the Closing Date, plus any interest accrued thereon, and the Purchase Price shall be increased by a like amount. At the closing of the transaction contemplated herein, Seller shall deliver to Buyer an Assignment conveying to Buyer the interest of Seller in and to the Note Receivable.

                  4. Purchase of Inventory. At the closing of the transaction contemplated herein, Seller shall convey to Buyer all of Seller's right, title and interest in and to any and all food and beverage inventory on hand at the Wauwatosa Rocky's (as defined in the Original Agreement) at the close of business on the day preceding the Closing Date. The price to be paid by Buyer to Seller for such food and beverage inventory shall be equal to the amount paid by Seller to purchase such items, and shall be in addition to the Purchase Price.

                  5. Effect of Amendment. Except as amended or modified as set forth herein, the Original Agreement shall remain unchanged, in full force and effect and binding upon the parties.

                  6. Counterparts. This First Amendment may be executed in one or more counterparts, each of which will be deemed an original of this First Amendment.

         IN WITNESS WHEREOF, Buyer and Seller have executed this First Amendment as of the date first written above.

                                                GREAT LAKES INVESTORS LLC


                                                By: /s/ Douglas C. Heston
                                                    Douglas C. Heston, Manager


                                                RAL-YIELD EQUITIES II LIMITED
                                                PARTNERSHIP


                                                By: /s/ Thomas R. Brophy
                                                    Thomas R. Brophy, General
                                                    Partner


                                                By: /s/ John A. Hanson
                                                    John A. Hanson, General
                                                    Partner


                                                By: /s/ Robert A. Long
                                                    Robert A. Long, General
                                                    Partner


                                               By: /s/ Bart Starr
                                                   Bart Starr, General Partner

                                    EXHIBIT 4

                              Contingency Deadlines


Section           Contingency                                      Deadline

4(a)            Notice of survey defects                        July 15, 1998

                Remedy of survey defects                        July 31, 1998

4(b)            Notice of title objections                      July 15, 1998

                Remedy of title objections                      July 31, 1998

4(c)            Notice of environmental defects                 July 15, 1998

                Remedy of environmental defects                 July 31, 1998

                  SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT

                  This Second Amendment to Asset Purchase Agreement ("Second Amendment") is made as of October 29, 1998 by and between GREAT LAKES INVESTORS LLC, a Wisconsin limited liability company ("Buyer"), and RAL-YIELD EQUITIES II LIMITED PARTNERSHIP, a Wisconsin limited partnership ("Seller").

                                    RECITALS

          A. Buyer and Seller entered into that certain Asset Purchase Agreement dated February 17, 1998 and amended June 26, 1998 (as amended, the "Original Agreement"), pursuant to which Seller agreed to sell and Buyer agreed to purchase the Assets, as defined in Section 1 of the Original Agreement.

          B. Buyer and Seller desire to amend certain provisions of the Original Agreement as set forth in this Second Amendment.

                  NOW, THEREFORE, in consideration of the mutual agreements contained in the Original Agreement and in this Second Amendment, it is agreed as follows:

          1. Closing Date. The "Closing Date" as defined in Section 6(a) of the Original Agreement is changed to November 2, 1998 or such other date as the parties may agree to in writing.

          2. Project Allocations. The second sentence in Section 3 of the Original Agreement shall be amended to read as follows: "The allocation of the Purchase price among the Projects (the `Project Allocations') shall be mutually agreeable to Buyer and Seller and shall be set forth on the Closing Statement(s) to be executed by Seller and Buyer at closing." The column with the heading "Allocation" on Exhibit A of the Original Agreement shall be deleted in its entirety. The following new provision shall be added at the end of Section 3 of the Original Agreement:

          For each Project Allocation, Buyer and Seller shall mutually agree on an allocation among various categories such as land, improvements, goodwill, favorable leases, business interests, personal property and non-competition agreements. Such allocation shall be set forth on the Closing Statement(s) to be executed by Seller and Buyer at closing, and shall be used by Seller and Buyer for income tax reporting purposes and to determine the amount of transfer fees or taxes to be paid upon the sale of each Project. If the taxing authority that imposes such transfer fees or taxes upon the sale of each Project requires adjustments in such allocations to be made, thereby resulting in an increase in the transfer fees or taxes payable with respect to such sale, Buyer shall be responsible for the payment of such additional transfer fees or taxes. Buyer shall indemnify and holder Seller harmless from and against such additional transfer fees and taxes and any interest or penalties related thereto, and any costs or expenses (including, without limitation, reasonable attorney's fees and legal costs and disbursements) incurred by Seller in connection with the imposition of such additional transfer fees or taxes.

          3. Purchase Price; West Allis Property. On Exhibit 3 of the Original Agreement, the Purchase Price is changed to $6,334,000 (exclusive of amount payable by Buyer under the Original Agreement for the Note Receivable and the food and beverage inventory at the Wauwatosa Rocky's). The balance of Exhibit 3 of the Original Agreement, regarding the West Allis Property, is deleted in its entirety.

          4. Wauwatosa Rocky's Remediation Costs. Section 4(c)(2) of the Original Agreement is amended to read as follows:

          In the case of the Wauwatosa Rocky's, Buyer shall take title to the Project at closing, even though Buyer has not completed its Phase II environmental assessment (the "Phase II") of that property. Buyer shall act with due diligence to cause the Phase II to be completed as soon as practicable. If any Defects are disclosed by the Phase II, Buyer shall promptly choose an environmental consulting firm (the "Consultant") acceptable to Seller to remediate the Defects. The Consultant shall prepare an estimate of the cost of remediating the Defects. If the estimated cost of remediation is less than or equal to $100,000, then Seller shall pay to Buyer an amount equal to the estimated cost of remediation. If the estimated costs of remediation is greater than $100,000, then Seller shall pay to Buyer the sum of $100,000. The foregoing payments to Buyer shall be in full satisfaction of Sellers' obligation with respect to remediating the Defects. If the Defects have been remediated prior to Seller's dissolution and liquidation and the actual cost of such remediation is less than the amount paid by Seller to Buyer pursuant hereto, then Seller shall be reimbursed promptly by Buyer in an amount equal to the excess of the amount paid by Seller over the actual cost of such remediation. Time shall be of the essence with respect to all actions to be taken pursuant to the foregoing provision.

          5. Sales and Use Taxes. Seller and Buyer agree that any sales or use taxes that may be imposed or payable with respect to the sale by Seller to Buyer of the personal property located on or about the Wauwatosa Rocky's shall be the responsibility of Buyer. Buyer shall indemnify and holder Seller harmless from and against such taxes and any interest or penalties related thereto, and any costs or expenses (including, without limitation, reasonable attorney's fees and legal costs and disbursements) incurred by Seller in connection with the imposition of such taxes.

          6. Litigation Concerning West Allis Property. Buyer acknowledges that Seller has commenced a lawsuit against Home Depot U.S.A. ("Home Depot") concerning rights of access to the West Allis Property over the adjacent property of Home Depot, and parking rights on Home Depot's adjacent property. Upon closing, Buyer shall assume Seller's position as plaintiff in such litigation, and Buyer shall be responsible for paying all costs of such litigation and/or the costs of settling such litigation arising or incurred after closing. Upon

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

closing, Seller shall be released from such litigation. Seller and Buyer agree to execute such documents as may be reasonably necessary to substitute Buyer for Seller as the plaintiff in such litigation, and to release Seller from such litigation.

          7. Sale and Purchase of Waterloo, Iowa Property. Seller's property in Waterloo, Iowa (the "Waterloo Property") shall be sold to Buyer on a land contract (the "Land Contract") in the amount of $625,000. The Land Contract shall bear interest at the rate of ten percent (10%) per annum. No payments shall be due on the Land Contract until the later of: (i) December 15, 1998, or
(ii) thirty (30) days after either Gerald P. Schoenfelder ("Schoenfelder") waives his right of first refusal to purchase the Waterloo Property or the 90-day period for Schoenfelder to exercise his right of first refusal to purchase the Waterloo Property or the 90-day period for Schoenfelder to exercise his right of first refusal to purchase the Waterloo Property has expired (the maturity date), at which time the principal balance plus all accrued interest shall be due and payable in full. If Schoenfelder exercises his right of first refusal and closes on the purchase of the Waterloo Property, then (a) the Land Contract shall be terminated effective as of the date of the sale of the Waterloo Property to Schoenfelder, and (b) Buyer shall pay to Seller, within five (5) days after the closing of the sale to Schoenfelder, a sum equal to the amount of interest that has accrued on the unpaid principal balance through the date of such closing. Buyer's obligations under the Land Contract shall be personally guaranteed by Douglas C. Heston and Dean Larkin.

          8. Effect of Amendment. Except as amended or modified as set forth herein, the Original Agreement shall remain unchanged, in full force and effect and binding upon the parties.

          IN WITNESS WHEREOF, Buyer and Seller have executed this Second Amendment as of the date first written above.

                                        GREAT LAKES INVESTORS LLC

                                        BY: GREAT LAKES INVESTMENT
                                            MANAGEMENT LLC, Its Manager


                                        By:/S/Douglas C. Heston
                                             Douglas C. Heston, Member


                                        RAL-YIELD EQUITIES II
                                        LIMITED PARTNERSHIP


                                            By:   /S/Thomas R. Brophy
                                                     Thomas R. Brophy
                                                     General Partner

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